UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              BioVeris Corporation
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   090676 10 7
                                 (CUSIP Number)

                                 Louise Guarneri
                           Credit Suisse First Boston
                              Eleven Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 13, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090676 10 7                  13D

   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [ ]
        (b) [X]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [X]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland

                           7    SOLE VOTING POWER

                                See Item 5.

    NUMBER OF SHARES       8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                See Item 5.
     EACH REPORTING
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH
                                See Item 5.

                           10   SHARED DISPOSITIVE POWER

                                See Item 5.

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 5.

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        See Item 5.

   14   TYPE OF REPORTING PERSON*

        BK, HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $0.001 par value (the "Shares"), of BioVeris Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 16020 Industrial Drive, Gaithersburg, MD 20877.

Item 2.           Identity and Background.

         In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

         The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The address of CSFBI's principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

         CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), a Delaware corporation and holding company. CSFB-USA is the sole member of Credit Suisse First Boston LLC ("CSFB LLC"), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company. CSFB LLC is the successor company of Credit Suisse First Boston Corporation ("CSFBC"), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC. The address of the principal business and office of each of CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

         CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG is comprised of the Credit Suisse Financial Services business unit (the "Credit Suisse Financial Services business unit"), which offers investment products, private banking and financial advisory services, including insurance and pension solutions, for private and corporate clients in Europe and other markets around the world. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

         CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own the Shares of the Company to which this Statement relates, and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of Asset Management and the Credit Suisse Financial Services business unit disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

         The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, and CSFB LLC are set forth on Schedules A-1 through A-4 attached hereto, each of which is incorporated by reference herein.

         Except as otherwise provided herein, during the past five years none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-4 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. ("NASDR") and the Securities and Exchange Commission ("SEC") resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings ("IPOs"). CSFB-USA was then the sole stockholder of CSFBC.

         CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC's Complaint or the Letter of Acceptance, Waiver and Consent ("AWC") filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated "hot" IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

         Under the terms of the coordinated settlement:

        o CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

        o CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

         In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR's review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

         The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

         Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC's conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

         On October 31, 2003, the U.S. District Court for the Southern District of New York (the "SDNY") approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the "Global Settlement"). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a Securities and Exchange Commission's ("SEC") complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC's complaint also alleged that CSFB LLC engaged in inappropriate "spinning" of "hot" IPO allocations in violation of New York Stock Exchange ("NYSE") and NASD Inc. ("NASD") rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC's books and records relating to certain transactions violated the broker-dealer record-keeping provisions of
Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

          Under the terms of the Global Settlement:

        o CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

        o CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts' involvement in investment banking "pitches" and "roadshows," (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB's customers, and (iv) make its analysts' historical price targets (among other things) publicly available.

        o CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE
            Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

Item 3.           Source and Amount of Funds.

         On February 13, 2004, IGEN International, Inc. ("IGEN") announced that it had been acquired by Roche Holding Ltd. in a transaction (the "Merger"), in which IGEN stockholders received US$47.25 in cash, without interest, and one Share of the Company for each share of IGEN common stock they owned immediately prior to the closing. On February 13, immediately prior to closing, CSFB LLC held 1,128,441 shares of IGEN common stock. The aggregate consideration (exclusive of commissions) paid by CSFB LLC for these shares of IGEN was US$64,911,068.75. CSFB LLC received 1,128,441 Shares as a result of the Merger.

         Following the Merger, CSFB has acquired an additional 262,200 Shares. The aggregate consideration (exclusive of commissions) paid by CSFB LLC for these additional Shares was US$4,129,900.00.

         The funds used by CSFB LLC to make these acquisitions, and the acquisitions described in Schedule B attached hereto, came from working capital.

Item 4.           Purpose of the Transaction.

         CSFB LLC acquired 2,795 Shares for customer facilitation purposes, 10,081 Shares as part of index arbitrage trading strategies, 1,105,074 Shares as part of risk arbitrage trading strategies, 7,991 Shares as part of statistical arbitrage trading strategies, 5,000 Shares as part of its activities related to discretionary trading accounts and 259,700 Shares as part of its activities related to proprietary trading accounts.

         CSFB LLC intends to optimize the value of its investments and, therefore, will review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, CSFB LLC may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares or other securities through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares or other securities in the open market, in privately negotiated transactions, through a public offering or otherwise.

         Except as set forth herein, each of the Reporting Person and CSFB LLC has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

         (a) As of February 20, 2004, the Reporting Person may be deemed to beneficially own an aggregate of 1,390,641 Shares, consisting of 1,390,641 Shares held directly by CSFB LLC.

         Accordingly, the Reporting Person may be deemed to beneficially own 5.2% of the outstanding Shares.

         To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-4 attached hereto, beneficially owns any additional Shares.

         (b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares among the Reporting Person, CSFBI, CSFB-USA and CSFB LLC.

         (c) Schedule B, which is incorporated herein by reference, sets forth the transactions in the Shares effected by the Reporting Person and its subsidiaries during the period beginning December 22, 2003 and ending February 20, 2004, inclusive.

         (d) No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person, CSFBI, CSFB-USA or CSFB LLC.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.           Material to be filed as Exhibits.

         Not applicable.

                                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: February 24, 2004
                                                     CREDIT SUISSE FIRST BOSTON,
                                                     on behalf of the CREDIT
                                                     SUISSE FIRST BOSTON
                                                     BUSINESS UNIT


                                                     By: /s/ Louise Guarneri
                                                        ----------------------
                                                     Name:  Louise Guarneri
                                                     Title: Director

                                  SCHEDULE A-1

                   EXECUTIVE OFFICERS OF THE REPORTING PERSON


The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name                              Business Address                Title                                         Citizenship
-------------------------------   ----------------------------    ----------------------------------------     ------------------
John J. Mack                      Eleven Madison Avenue            Chairman, Second Chief Executive Officer     United States
                                  New York, NY 10010               Officer
                                  USA

Christopher Carter                Eleven Madison Avenue            Chairman of Europe                           Great Britain
                                  New York, NY 10010
                                  USA

Brady W. Dougan                   Eleven Madison Avenue            Co-President, Institutional Securities       United States
                                  New York, NY 10010
                                  USA

Stephen R. Volk                   Eleven Madison Avenue            Chairman of CSFB                             United States
                                  New York, NY 10010
                                  USA

Thomas R. Nides                   Eleven Madison Avenue            Chief Administrative Officer                 United States
                                  New York, NY 10010
                                  USA

Hector William Hepburn Sants      One Cabot Square                 Chief Executive Officer and Assistant Vice   Great Britain
                                  London, England                  Chairman of European Region

Richard Edward Thornburgh         Eleven Madison Avenue            Ex Officio Member of the Operating           United States
                                  New York, NY 10010               Committee and the Executive Board
                                  USA

Adebayo Ogunlesi                  Eleven Madison Avenue            Global Head of Investment Banking            Nigeria
                                  New York, NY 10010
                                  USA

Eileen K. Murray                  Eleven Madison Avenue            Head of Global Technology, Operations and    United States
                                  New York, NY 10010               Product Control
                                  USA

Brian Finn                        Eleven Madison Avenue            Co-President, Institutional Securities       United States
                                  New York, NY 10010
                                  USA

Gary G. Lynch                     Eleven Madison Avenue            Global General Counsel and Vice Chairman to  United States
                                  New York, NY 10010               Oversee Research and Legal and Compliance
                                  USA                              Departments

Paul Calello                      Eleven Madison Avenue            Chairman and Chief Executive Officer of the  United States
                                  New York, NY 10010               Asia-Pacific Region
                                  USA

John A. Ehinger                   Eleven Madison Avenue            Co-Head of the Equity Division               United States
                                  New York, NY 10010
                                  USA

James P. Healy                    Eleven Madison Avenue            Co-Head of the Fixed Income Division         United States
                                  New York, NY 1001
                                  USA

James E. Kreitman                 Eleven Madison Avenue            Co-Head of the Equity Division               United States
                                  New York, NY 10010
                                  USA

Jerry Wood                        Eleven Madison Avenue            Co-Head of the Fixed Income Division         United States
                                  New York, NY 10010
                                  USA

Barbara A. Yastine                Eleven Madison Avenue            Chief Financial Officer                      United States
                                  New York, NY 10010
                                  USA

Joanne Pace                       Eleven Madison Avenue            Global Head of Human Resources               United States
                                  New York, NY 10010
                                  USA

                                  SCHEDULE A-2

      EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON, INC.


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.


Name                              Business Address                Title                                         Citizenship
-------------------------------   ----------------------------    ----------------------------------------     ------------------
John J. Mack                      Eleven Madison Avenue           President, Chief Executive Officer and        United States
                                  New York, NY 10010              Board Member
                                  USA

Stephen R. Volk                   Eleven Madison Avenue           Board Member                                  United States
                                  New York, NY 10010
                                  USA

Adebayo O. Ogunlesi               Eleven Madison Avenue           Managing Director                             Nigeria
                                  New York, NY 10010
                                  USA

Brady W. Dougan                   Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

Carlos Onis                       Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

D.Wilson Ervin                    Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

David C. Fisher                   Eleven Madison Avenue           Managing Director, Chief Accounting Officer   United States
                                  New York, NY 10010              and Controller
                                  USA

Gary G. Lynch                     Eleven Madison Avenue           Managing Director and General Counsel         United States
                                  New York, NY 10010
                                  USA

Jeffrey H. Salzman                Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

Lewis H. Wirshba                  Eleven Madison Avenue           Managing Director and Treasurer               United States
                                  New York, NY 10010
                                  USA

Neil Moskowitz                    Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

Neil Radey                        Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

Robert C. O'Brien                 Eleven Madison Avenue           Managing Director and Chief Credit Officer    United States
                                  New York, NY 10010
                                  USA

Eileen K. Murray                  Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

                                  SCHEDULE A-3

   EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (USA), INC.


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name                              Business Address                Title                                         Citizenship
-------------------------------   ----------------------------    ----------------------------------------     ------------------
Brian D. Finn                     Eleven Madison Avenue           President, Chief Executive Officer and        United States
                                  New York, NY 10010              Board Member
                                  USA

Stephen R. Volk                   Eleven Madison Avenue           Managing Director and Board Member            United States
                                  New York, NY 10010
                                  USA

Adebayo O. Ogunlesi               Eleven Madison Avenue           Board Member, Managing Director and Head of   Nigeria
                                  New York, NY 10010              Global Investment Banking
                                  USA

Eileen K. Murray                  Eleven Madison Avenue           Board Member and Managing Director            United States
                                  New York, NY 10010
                                  USA

Brady W. Dougan                   Eleven Madison Avenue           Head of the Securities Division and Board     United States
                                  New York, NY 10010              Member
                                  USA

Andrew B. Federbusch              Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

Barbara A. Yastine                Eleven Madison Avenue           Board Member and Managing Director            United States
                                  New York, NY 10010
                                  USA

Jeffrey H. Salzman                Eleven Madison Avenue           Managing Director and Head of Private         United States
                                  New York, NY 10010              Client Services
                                  USA

D. Wilson Ervin                   Eleven Madison Avenue           Head of Strategic Risk Management             United States
                                  New York, NY 10010
                                  USA

David C. Fisher                   Eleven Madison Avenue           Chief Financial and Accounting Officer        United States
                                  New York, NY 10010
                                  USA

Gary G. Lynch                     Eleven Madison Avenue           Managing Director and General Counsel         United States
                                  New York, NY 10010
                                  USA

Neil Radey                        Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

Lewis H. Wirshba                  Eleven Madison Avenue           Treasurer                                     United States
                                  New York, NY 10010
                                  USA

Robert C. O'Brien                 Eleven Madison Avenue           Chief Credit Officer                          United States
                                  New York, NY 10010
                                  USA

                                  SCHEDULE A-4

       EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON LLC


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is Eleven Madison Avenue, New York, New York 10010.


Name                              Business Address                Title                                         Citizenship
-------------------------------   ----------------------------    ----------------------------------------     ------------------
John J. Mack                     Eleven Madison Avenue            President, Chief Executive Officer            United States
                                 New York, NY 10010               and Member of the Board of Managers
                                 USA

David C. Fisher                  Eleven Madison Avenue            Chief Financial Officer and Member            United States
                                 New York, NY 10010               of the Board of Managers
                                 USA

Carlos Onis                      Eleven Madison Avenue            Board Member and Member of the                United States
                                 New York, NY 10010               Board of Managers
                                 USA

Brady W. Dougan                  Eleven Madison Avenue            Board Member and Managing Director            United States
                                 New York, NY 10010
                                 USA

D.Wilson Ervin                   Eleven Madison Avenue            Managing Director                             United States
                                 New York, NY 10010
                                 USA

Frank J. DeCongelio              Eleven Madison Avenue            Head of Operations                            United States
                                 New York, NY 10010
                                 USA

Lewis H. Wirshba                 Eleven Madison Avenue            Treasurer                                     United States
                                 New York, NY 10010
                                 USA

Robert C. O'Brien                Eleven Madison Avenue            Managing Director                             United States
                                 New York, NY 10010
                                 USA

Gary G. Lynch                    Eleven Madison Avenue            Managing Director and General                 United States
                                 New York, NY 10010               Counsel

                                   Schedule B

On February 13, 2004, CSFB LLC traded 1,128,441 shares of IGEN for 1,128,441 Company Shares. This and the trades listed in the following table constitute all trades effected by the Reporting Person in the Company's Shares between December 22, 2003 and February 20, 2004, inclusive.

The following Share trades were effected in ordinary trading on a when-issued basis:

 Trade Date     Buy/Sell     Quantity          Price
JAN 22 2004       Buy          50,000           16.64
JAN 29 2004       Buy          15,000           14.95
JAN 29 2004       Buy          10,000           15.03
JAN 29 2004       Buy          25,000           15.41
FEB 03 2004       Buy          15,000           16.03
FEB 04 2004       Buy          50,000          15.805
FEB 05 2004       Buy          35,000         15.1814
FEB 06 2004       Buy          10,600         15.2734
FEB 09 2004       Buy           5,800         15.3662
FEB 10 2004       Buy           4,200           15.38
FEB 10 2004       Buy           2,000           15.25
FEB 10 2004       Buy           3,000           15.25
FEB 12 2004       Sell          2,500           16.00
FEB 13 2004       Sell            400           16.70

The following Share trades were effected in ordinary trading on the NASDAQ:

 Trade Date     Buy/Sell       Quantity        Price
FEB 17 2004       Sell           100           17.03
FEB 17 2004       Sell           500           17.03
FEB 17 2004       Sell           100           15.65
FEB 17 2004       Buy            600           16.88
FEB 17 2004       Buy          1,100           16.60
FEB 17 2004       Sell         2,500           15.85
FEB 17 2004       Sell           300           15.84
FEB 17 2004       Sell           100           15.85
FEB 17 2004       Buy            500           16.29
FEB 17 2004       Buy          1,000           16.98
FEB 17 2004       Sell           500           16.85
FEB 17 2004       Buy            600           16.98
FEB 17 2004       Buy          5,400           16.50
FEB 17 2004       Sell           900           15.65
FEB 17 2004       Sell           100           18.00
FEB 17 2004       Buy          4,040           16.50
FEB 17 2004       Sell           100           15.80
FEB 17 2004       Sell         1,000           16.07
FEB 17 2004       Sell         1,000           16.07
FEB 17 2004       Buy          2,560           16.50
FEB 17 2004       Buy            100           16.50
FEB 17 2004       Buy          5,300           16.50
FEB 17 2004       Buy          1,700           16.50
FEB 17 2004       Buy            700           16.30
FEB 17 2004       Sell           100           15.85
FEB 17 2004       Buy          1,500           15.90
FEB 17 2004       Buy            100           16.10
FEB 17 2004       Buy         10,000           16.25
FEB 17 2004       Buy            300           16.16
FEB 17 2004       Buy          4,700           16.16
FEB 17 2004       Buy          3,000           16.10
FEB 17 2004       Buy            150           16.10
FEB 17 2004       Buy            300           16.10
FEB 17 2004       Buy            300           16.10
FEB 17 2004       Buy            300           16.10
FEB 17 2004       Buy            600           16.10
FEB 17 2004       Buy            350           16.10
FEB 17 2004       Buy          2,000           16.05
FEB 17 2004       Buy            300           16.05
FEB 17 2004       Sell           100           16.20
FEB 17 2004       Sell           100           16.08
FEB 17 2004       Sell           900           15.76
FEB 17 2004       Sell           700           16.91
FEB 17 2004       Buy          1,600           16.05
FEB 17 2004       Sell           100           15.78
FEB 17 2004       Buy          1,100           16.05
FEB 17 2004       Sell         2,000           16.80
FEB 18 2004       Sell         3,700           16.00
FEB 18 2004       Buy            300           15.89
FEB 18 2004       Buy            400           15.95
FEB 18 2004       Buy            300           16.00
FEB 18 2004       Buy            200           15.99
FEB 18 2004       Buy            100           15.96
FEB 18 2004       Buy            120           16.40
FEB 18 2004       Buy            100           16.15
FEB 18 2004       Buy            100           16.10
FEB 18 2004       Buy            400           16.26
FEB 18 2004       Buy            500           16.26
FEB 18 2004       Buy            300           16.22
FEB 18 2004       Buy            700           16.00
FEB 18 2004       Buy            100           15.84
FEB 18 2004       Buy            100           15.84
FEB 18 2004       Buy         15,000           16.07
FEB 18 2004       Buy            600           16.11
FEB 18 2004       Buy            600           16.06
FEB 18 2004       Buy          1,400           16.23
FEB 18 2004       Buy            500           16.10
FEB 18 2004       Sell         1,000           16.13
FEB 18 2004       Buy            100           15.84
FEB 18 2004       Buy            100           15.82
FEB 18 2004       Buy            100           15.79
FEB 18 2004       Sell         1,100           16.25
FEB 18 2004       Buy            100           15.95
FEB 18 2004       Buy            402           15.95
FEB 18 2004       Buy             98           15.95
FEB 18 2004       Sell         1,000           16.20
FEB 18 2004       Sell           100           16.22
FEB 18 2004       Buy            300           16.19
FEB 18 2004       Buy            100           16.06
FEB 18 2004       Buy            200           16.07
FEB 18 2004       Buy            100           15.93
FEB 18 2004       Buy            100           16.05
FEB 18 2004       Buy            200           16.19
FEB 18 2004       Buy            100           16.05
FEB 18 2004       Buy            200           16.05
FEB 18 2004       Buy            300           16.05
FEB 18 2004       Buy            400           16.05
FEB 18 2004       Buy             58           16.04
FEB 18 2004       Buy            100           16.05
FEB 18 2004       Buy          1,400           16.17
FEB 18 2004       Buy             99           15.75
FEB 18 2004       Buy            100           15.91
FEB 18 2004       Buy              1           15.89
FEB 18 2004       Buy            400           15.92
FEB 18 2004       Buy            100           15.88
FEB 18 2004       Buy            900           15.93
FEB 18 2004       Buy            500           15.94
FEB 18 2004       Buy              2           15.99
FEB 18 2004       Buy            500           15.94
FEB 18 2004       Buy            100           15.99
FEB 18 2004       Buy            100           15.94
FEB 18 2004       Buy            398           15.98
FEB 18 2004       Buy            302           15.93
FEB 18 2004       Buy            298           15.87
FEB 18 2004       Buy             98           15.93
FEB 18 2004       Buy            100           15.93
FEB 18 2004       Buy              2           15.96
FEB 18 2004       Buy            100           15.98
FEB 18 2004       Buy            100           15.95
FEB 18 2004       Buy            100           15.92
FEB 18 2004       Buy            100           15.98
FEB 18 2004       Buy            100           15.89
FEB 18 2004       Buy            100           15.88
FEB 18 2004       Buy            100           15.93
FEB 18 2004       Buy            900           15.94
FEB 18 2004       Buy             98           15.99
FEB 18 2004       Buy          1,100           15.93
FEB 18 2004       Buy            502           16.00
FEB 18 2004       Sell           100           15.89
FEB 18 2004       Sell           300           16.05
FEB 18 2004       Sell           400           15.89
FEB 18 2004       Sell           300           16.06
FEB 18 2004       Sell           800           16.00
FEB 18 2004       Sell           100           16.03
FEB 18 2004       Sell           100           16.03
FEB 18 2004       Sell           300           16.21
FEB 18 2004       Sell           300           16.22
FEB 18 2004       Sell           100           16.22
FEB 18 2004       Buy            100           15.83
FEB 18 2004       Buy            100           15.98
FEB 18 2004       Buy            100           15.77
FEB 18 2004       Buy            500           16.17
FEB 18 2004       Buy            100           16.22
FEB 18 2004       Buy            100           15.95
FEB 18 2004       Buy            200           15.99
FEB 18 2004       Buy            100           16.00
FEB 18 2004       Buy            100           16.03
FEB 18 2004       Buy            100           16.19
FEB 18 2004       Buy            200           15.95
FEB 18 2004       Buy            400           15.99
FEB 18 2004       Buy            300           16.21
FEB 18 2004       Buy            142           16.15
FEB 18 2004       Buy            300           16.05
FEB 18 2004       Buy            100           16.03
FEB 18 2004       Buy            300           16.22
FEB 18 2004       Buy            100           16.26
FEB 18 2004       Buy            100           16.26
FEB 18 2004       Buy            500           15.98
FEB 18 2004       Buy            300           16.06
FEB 18 2004       Buy            400           15.89
FEB 18 2004       Buy            300           15.98
FEB 18 2004       Buy            100           15.94
FEB 18 2004       Buy            200           16.15
FEB 18 2004       Buy            100           16.26
FEB 18 2004       Buy            100           16.03
FEB 18 2004       Buy            700           15.94
FEB 18 2004       Buy          1,200           16.14
FEB 18 2004       Sell           100           16.05
FEB 18 2004       Buy            100           16.05
FEB 18 2004       Buy            100           15.99
FEB 18 2004       Buy            100           15.96
FEB 18 2004       Buy            100           15.93
FEB 18 2004       Buy            100           15.78
FEB 18 2004       Buy            100           15.86
FEB 18 2004       Buy            100           15.92
FEB 18 2004       Buy            100           15.75
FEB 18 2004       Buy            100           15.90
FEB 18 2004       Buy            100           15.91
FEB 18 2004       Buy            100           15.97
FEB 18 2004       Buy            100           15.76
FEB 18 2004       Buy            100           15.80
FEB 18 2004       Buy            100           15.73
FEB 18 2004       Buy            100           15.74
FEB 18 2004       Buy            100           15.89
FEB 18 2004       Sell         6,402           16.13
FEB 18 2004       Buy            100           15.95
FEB 18 2004       Sell           600           15.85
FEB 18 2004       Sell           100           15.85
FEB 18 2004       Buy            100           15.81
FEB 18 2004       Sell           600           15.85
FEB 18 2004       Buy            100           15.87
FEB 18 2004       Buy            100           15.94
FEB 18 2004       Sell         1,000           15.65
FEB 18 2004       Sell           600           15.65
FEB 18 2004       Buy            100           15.69
FEB 18 2004       Buy            100           15.70
FEB 18 2004       Sell           900           15.65
FEB 18 2004       Buy            100           15.88
FEB 18 2004       Buy            100           15.72
FEB 18 2004       Sell           100           15.65
FEB 18 2004       Buy            100           15.85
FEB 18 2004       Buy            100           15.71
FEB 18 2004       Buy            100           15.68
FEB 18 2004       Buy            500           15.95
FEB 18 2004       Buy            100           15.90
FEB 18 2004       Buy            200           15.89
FEB 18 2004       Sell         2,300           16.54
FEB 18 2004       Sell           600           15.90
FEB 18 2004       Sell           100           16.03
FEB 18 2004       Sell           100           15.85
FEB 18 2004       Sell           100           15.85
FEB 18 2004       Sell           900           15.85
FEB 18 2004       Sell           300           16.03
FEB 18 2004       Sell           100           16.03
FEB 18 2004       Sell           400           16.06
FEB 18 2004       Sell           500           16.02
FEB 18 2004       Sell           100           16.07
FEB 18 2004       Sell           500           16.02
FEB 18 2004       Sell           300           16.02
FEB 18 2004       Sell             3           16.05
FEB 18 2004       Sell           100           16.04
FEB 18 2004       Sell           100           16.04
FEB 18 2004       Sell           100           16.04
FEB 18 2004       Sell           100           16.04
FEB 18 2004       Sell           300           16.21
FEB 18 2004       Sell           100           16.04
FEB 18 2004       Sell           100           16.04
FEB 18 2004       Sell           900           15.85
FEB 18 2004       Sell         4,000           16.12
FEB 18 2004       Buy            100           16.25
FEB 18 2004       Buy            100           16.03
FEB 18 2004       Buy            100           16.07
FEB 18 2004       Buy            100           16.07
FEB 18 2004       Buy            100           15.82
FEB 18 2004       Buy            100           15.88
FEB 18 2004       Buy            100           16.25
FEB 18 2004       Buy            100           16.25
FEB 18 2004       Buy            300           16.10
FEB 18 2004       Buy            400           16.06
FEB 18 2004       Buy            300           16.02
FEB 18 2004       Buy            500           16.02
FEB 18 2004       Buy            500           16.02
FEB 18 2004       Buy            100           16.13
FEB 18 2004       Buy            300           16.21
FEB 18 2004       Buy            100           16.25
FEB 18 2004       Buy            100           15.82
FEB 18 2004       Buy            100           15.82
FEB 18 2004       Buy            300           16.03
FEB 18 2004       Buy            200           16.19
FEB 18 2004       Buy            200           15.85
FEB 18 2004       Buy            100           15.85
FEB 18 2004       Buy            100           15.85
FEB 18 2004       Buy            100           15.85
FEB 18 2004       Buy            100           15.85
FEB 18 2004       Buy            900           15.85
FEB 18 2004       Buy            900           15.85
FEB 18 2004       Buy            100           15.85
FEB 20 2004       Buy            802           14.94
FEB 20 2004       Buy            100           14.83
FEB 20 2004       Buy            100           15.33
FEB 20 2004       Buy            200           14.74
FEB 20 2004       Buy            900           14.54
FEB 20 2004       Buy            200           14.43
FEB 20 2004       Sell         1,300           14.75
FEB 20 2004       Sell           600           14.41
FEB 20 2004       Buy          1,800           15.18
FEB 20 2004       Sell           400           14.78
FEB 20 2004       Buy          2,900           14.76
FEB 20 2004       Sell         2,000           14.40
FEB 20 2004       Buy          3,958           14.77
FEB 20 2004       Sell         1,600           14.76
FEB 20 2004       Sell           300           14.41
FEB 20 2004       Sell           400           14.40
FEB 20 2004       Sell           100           14.40
FEB 20 2004       Sell           600           14.40
FEB 20 2004       Sell         3,600           14.78
FEB 20 2004       Sell           300           14.40
FEB 20 2004       Sell           200           14.41
FEB 20 2004       Sell           300           14.40
FEB 20 2004       Sell           100           14.40
FEB 20 2004       Sell        17,826           14.66
FEB 20 2004       Buy            300           14.73